SIÈGE SOCIAL
HEAD OFFICE

800 René-Lévesque Ouest/West	Téléphone/Telephone : (514) 871-0137
Suite 1050	Télécopieur/Fax : (514) 871-1980
Montréal (Québec) H3B 1X9

January 29, 2008

To:	Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Securities Registry, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Québec Securities Commission

Subject: Notice of Special Meeting of Shareholders and Annual Meeting of Shareholders of Tembec Inc. and related Record Date

Dear Sir/Madam:

Please note that the Annual and Special Meeting of Shareholders of Tembec Inc. scheduled for February 22, 2008 has been changed to a Special Meeting of Shareholders on February 22, 2008. An Annual Meeting of Shareholders is now scheduled for March 28, 2008. Consequently, a new record date in relation to the Annual Shareholders meeting is set for February 28, 2008.

Yours truly,

(s) Tony Fratianni
Tony Fratianni
Vice President, General Counsel
and Secretary